Exhibit 99.1

Ability, Inc. Reports Second Quarter Financial Results

ULIN Pipeline Significantly Expands;

Founders and Senior Officers Purchase Over 243,000 Shares through August 8, 2016

TEL AVIV, ISRAEL, August 15, 2016 / PRNewswire / – Ability, Inc. (NASDAQ: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced its financial results for the three and six months ended June 30, 2016.

“Our sales pipeline for ULIN continues to expand and mature, reinforcing our confidence in better days ahead,” commented Anatoly Hurgin, Ability’s Chief Executive Officer. “As with any new and disruptive technology, the sales cycle can be lengthy and difficult to project, but I am encouraged with the size and quality of the potential deals in our pipeline. As of early August, we have six potential ULIN deals at advanced stages in our pipeline, plus two for which we have received purchase orders. Three of these six potential ULIN deals are with existing customers, where we have an established track record and relationships, and three are with new customers, demonstrating that ULIN is helping us broaden our market penetration.”

“Demand for ULIN is strong and increasing,” added Mr. Hurgin. “Meanwhile, we continue to advance projects related to our satellite interception and tactical cellular solutions. This progress is not reflected in our financial results, but we are working earnestly to convert this pipeline to signed agreements, deploy the solutions and recognize the revenue. The senior team and I remain confident in Ability’s long-term success and commitment to our shareholders, as evidenced by the purchase of more than 243,000 shares to date as part of the stated goal of purchasing up to $2 million in common stock.”

2016 Second Quarter Financial Summary

Revenues for the second quarter of 2016 were $1.0 million compared with $21.2 million for the second quarter of 2015. The decrease was related to the project-oriented nature of Ability’s business and the ongoing transition to a revenue stream more focused on ULIN, which is a new offering with a sales cycle which may be initially hard to predict. The second quarter revenues derived from sales of non-ULIN solutions, including satellite and other cellular interception. Management expects ULIN to contribute to the Company’s revenues in the second half of 2016.

The gross loss for the second quarter of 2016 was approximately $24,000 due to the significant decrease in sales while there were overhead fixed costs and other expenses related to ongoing projects which were not capitalized under GAAP.

Net loss for the three months ended June 30, 2016 was $(3.1) million, or $(0.13) per basic and diluted share, compared with net income of $6.1 million, or $0.25 per basic and diluted share, for the second quarter of 2015.

EBITDA for the three months ended June 30, 2016 was $(3.2) million compared to $7.6 million in the second quarter of 2015. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

2016 Year-to-Date Financial Summary

Revenues for the first six months of 2016 were $7.5 million compared with $41.2 million for the first six months of 2015. The decrease was related to the project-oriented nature of Ability’s business and the ongoing transition to a revenue stream more focused on ULIN, which is a new offering with a sales cycle which may be initially hard to predict. The second quarter revenue was the result of sales of non-ULIN solutions, including satellite and other cellular interception. Management expects ULIN to contribute to the Company’s revenues in the second half of 2016.

Gross margin for the first six months of 2016 was 43.1% compared with 43.4% for the first six months of 2015. Net loss for the six months ended June 30, 2016 was $(3.3) million, or $(0.14) per basic and diluted share, compared with net income of $12.3 million, or $0.50 per basic and diluted share, for the six months ended June 30, 2015.

Balance Sheet Highlights

Cash and cash equivalents at June 30, 2016 totaled $21.8 million, compared to $25.8 million as of December 31, 2015. Cash used in operating activities was $0.5 million for the six months ended June 30, 2016 compared with cash provided by operating activities of $14.5 million in the prior year period. Shareholders' equity totaled $14.4 million as of June 30, 2016 compared with $17.8 million as of December 31, 2015.

Conference Call Details

Management will host a conference call at 9 a.m. Eastern Time on August 15, 2016 to discuss the results with the investment community.

Details regarding the conference call are as follows:

•	Conference ID: 7292846
•	Date: Monday, August 15, 2016
•	Time: 9 a.m. ET
•	Participant Dial-in (U.S.): 1-888-686-9685
•	Participant Dial-in (Israel): 1 80 924 6064 or +972 (0) 3 721 9423
•	Participant Dial-in (International/Toll): 1-913-312-0422
•	Webcast Link: http://public.viavid.com/index.php?id=120766

A replay will be available until August 22, 2016 and can be accessed by dialing 1-877-870-5176 if calling within the United States, or 1-858-384-5517 if calling internationally. Please reference conference ID 7292846 to access the replay.

The conference call will also be broadcast live via webcast over the Internet and accessible at http://public.viavid.com/index.php?id=120766.

About Ability, Inc.

Ability, Inc., (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

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Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Rob Fink

Tel: +646-415-8972

E-mail: ABIL@haydenir.com

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Ability Inc.

Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2016	2015
ASSETS	U.S. Dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents (VIE - $764 thousand as of December 31, 2015)	$21,757	$25,829
Restricted deposits	$-	$325
Accounts receivable (VIE - $593 thousand as of December 31, 2015)	$2,070	$3,804
Inventory	$1,709	$1,476*
Due from Controlling Shareholders	$-	$574
Deferred taxes	$423	$-
Other current assets (VIE - $137 thousand as of December 31, 2015)	$233	$1,812
Total Current Assets	$26,192	$33,820*

NON-CURRENT ASSETS:
Other assets	$114	$112
Deferred taxes	$40	-
Restricted deposit for put option	$11,929	$11,900
Property and equipment, net	$691	$757
Total Non-Current Assets	$12,774	$12,769

Total Assets	$38,966	$46,589*

LIABILITIES & SHAREHOLDER'S DEFICIT:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$315	$60
Accounts payable, accrued expenses and other accounts payable	$2,216	$1,844*
Income tax payable	$1,486	$6,062
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand as of December 31, 2015)	$5,437	$6,967*
Due to related company	$600	$600
Progress payments in excess of accumulated costs with respect to Projects	$2,205	$1,019*
Total Current Liabilities	$12,259	$16,552*

NON CURRENT LIABILITIES:
Other accounts payable	$114	$112
Put option liability	$11,900	$11,900
Accrued severance pay	$270	$270
Total Non Current Liabilities	$12,284	$12,282

Total Liabilities	$24,543	$28,834*

SHAREHOLDERS’ EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2016 and December 31, 2015.	$-	$-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,276,142 shares issued and outstanding at June 30, 2016 and December 31, 2015.	$3	$3
Additional paid in capital	$18,560	$18,560
Accumulated deficit (VIE - $906 thousand as of December 31, 2015)	$(4,140)	$(808)
Total Shareholders’ Equity	$14,423	$17,755
Total Liabilities and Shareholders’ Equity	$38,966	$46,589*

* Reclassified

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Ability Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	U.S. Dollars in thousands, except per share data

Revenues	$1,015	$21,175	$7,478	$41,155
Cost of revenues	$1,039	$11,607	$4,256	$23,278
Gross profit (loss)	$(24)	$9,568	$3,222	$17,877

Sales and marketing expenses	$1,716	$1,872	$2,923	$2,134
General and administrative expenses	$1,500	$109	$2,516	$686
Operating income (loss)	$(3,240)	$7,587	$(2,217)	$15,057

Finance (income) expenses, net	$(83)	$210	$(62)	$252
Income (loss) before income taxes	$(3,157)	$7,377	$(2,155)	$14,805

Income taxes (benefit) expenses	$(67)	$1,255	$1,177	$2,542
Net Income (loss)	$(3,090)	$6,122	$(3,332)	$12,263

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted	$(0.13)	$0.25	$(0.14)	$0.50

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Ability Inc.

Consolidated Cash flows

	Unaudited
	Six months ended
	June 30,
	2016	2015
	U.S. Dollars in thousands
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(3,332)	$12,263

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	$73	$62
Impairment of fixed assets	$114	-
Change in operating assets and liabilities:
Restricted deposits	$325	$35
Accounts receivable	$1,734	$(4,849)
Inventory	$(233)	$(242* )
Deferred taxes	$(463)	$54
Other current assets	$1,579	$305
Restricted deposit for put option	$(29)	-
Accrued payroll and other compensation related accruals	$255	$(710)
Accounts payable, accrued expenses and other accounts payables	$122	$(389* )
Income tax payable	$(1,173)	$2,211
Accrued expenses and accounts payable with respect to Projects	$(1,280)	$5,883*
Due from/to Controlling Shareholders, net	$574	$(140)
Progress payments in excess of accumulated costs with respect to Projects	$1,186	$22
Accrued severance pay	-	$6
Total adjustments	$2,784	$2,248
Net Cash Provided by (Used in) Operating Activities	$(548)	$14,511

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Property and equipment	$(121)	$(203)
Net Cash Used in Investing Activities	$(121)	$(203)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	-	$(6,476)
Withholding taxes paid by the Company on behalf of the Controlling shareholders’ with respect to dividends distributed	$(3,403)
Net Cash Used in Financing Activities	$(3,403)	$(6,476)

Net Change In Cash	$(4,072)	$7,832
CASH AT BEGINNING OF THE YEAR	$25,829	$11,709
CASH AND CASH EQUIVALENTS AT END OF THE FISCAL PERIOD	$21,757	$19,541

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks' charges	$20	$10
Income tax	$3,715	$204

* Reclassified

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Ability Inc.

EBITDA

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	U.S. Dollars in thousands

Operating income (loss)	$(3,240)	$7,587	$(2,217)	$15,057
Depreciation	$39	$30	$73	$62
EBITDA income (loss)	$(3,201)	$7,617	$(2,144)	$15,119

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